Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Yotta Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Yotta Acquisition Corporation effective at the opening of the trading session on July 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on April 21, 2025. The Company did not file an appeal. The Company securities were suspended on April 28, 2025. The Staff determination to delist the Company securities became final on April 28, 2025.